Neurotez, Inc.
Statements of Operations
(Unaudited)

	Nine Months Ended June 30, 2017	Year Ended September 30, 2016	Year Ended September 30, 2015
Revenues	$ -	$ -	$ 8,002
Operating expenses			
Research and development	420	23,091	128,413
General and administrative	22,518	451	131,689
Total operating expenses	22,938	23,542	260,102
Operating loss	(22,938)	(23,542)	(252,100)
Interest and other expense		163	5,289
Net income (loss)	$ (22,938)	$ (23,705)	$ (257,389)